                                                                Exhibit 99.1
{AEGON LOGO]

                                                                PRESS RELEASE

AEGON NV OFFERS EUR 900 MILLION 4.625% EUROBONDS

Today AEGON NV announced the issue of a benchmark Eurobond of nominal EUR 900 million. The bonds will mature on April 16, 2008. The coupon of the bonds is 4.625% and the issue price is 99.705%.

The lead managers are Barclays Capital and Deutsche Bank. The bonds are targeted at institutional investors in Europe.

The proceeds will be used to refinance maturing debt.

--------------------------------------------------------------------------------

The Hague, 2 April 2003

Inquiries:              Group Communications             Investor Relations
AEGON N.V.              + 31 70 344 83 44                + 31 70 344 83 05


For background information on AEGON N.V. please visit the company's web site at www.aegon.com